UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

STG Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

78478D 10 0
(CUSIP Number)

Owen S. Littman, Esq.
Cowen Group, Inc.
599 Lexington Avenue
New York, New York 10022
(212) 845-7900

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78478D 10 0

1	NAME OF REPORTING PERSON Cowen Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 639,526
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 639,526
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78478D 10 0

1	NAME OF REPORTING PERSON RCG LV Pearl LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 639,526
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 639,526
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78478D 10 0

1	NAME OF REPORTING PERSON Cowen Group, Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 639,526
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 639,526
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78478D 10 0

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 639,526
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 639,526
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 639,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78478D 10 0

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of STG Group, Inc. (formerly known as Global Defense & National Securities Systems, Inc.), a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 11091 Sunset Hills Road, Suite 200, Reston, Virginia 20190.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

Of the 639,526 Shares owned by Cowen Investments, 329,077 Shares were acquired with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate purchase price of such 329,077 Shares is approximately $3,498,089.  Such Shares were acquired in a private transaction.  The remaining 310,449 Shares owned by Cowen Investments were issued to Cowen Investments pursuant to a dividend of 1 Share for every 1.06 Shares payable to stockholders of record of the Issuer immediately following the consummation of the business combination of the Issuer that occurred on November 23, 2015 (the “Dividend”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 16,107,072 Shares outstanding, which is the total number of Shares outstanding as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 30, 2015.

As of the close of business on the date hereof, Cowen Investments directly owned 639,526 Shares, constituting approximately 4.0% of the Shares outstanding. By virtue of their relationships with Cowen Investments discussed in further detail in Item 2, each of RCG, Cowen Group and Peter A. Cohen may be deemed to beneficially own the Shares directly owned by Cowen Investments.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)           Cowen Investments may be deemed to share with RCG, Cowen Group and Peter A. Cohen the power to vote and dispose of the Shares directly owned by Cowen Investments.

CUSIP NO. 78478D 10 0

(c)           There have been no transactions in the Shares by the Reporting Persons since the filing of the initial Schedule 13D, except for the acquisition of Shares pursuant to the Dividend described in Item 3.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           The Reporting Persons have ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 78478D 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2015
Cowen Investments LLC

	By:	RCG LV Pearl LLC, its sole member

	By:	Cowen Group, Inc., its sole member

	By:	/s/ Owen S. Littman
		Name:	Owen S. Littman
		Title:	General Counsel

RCG LV Pearl LLC

By:	Cowen Group, Inc., its sole member

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

Cowen Group, Inc.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

/s/ Peter A. Cohen
Peter A. Cohen